UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

Commission File No. 1-8491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures		F-3

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm		F-4

	Statements of Net Assets Available for Benefits		F-5

	Statements of Changes in Net Assets Available for Benefits		F-6

	Notes to Financial Statements		F-7

Schedules:

	Schedule of Assets Held for Investment Purposes at Year End		F-13

Schedules I, II and III have been omitted as provided under SEC Release No. 33-6867.

(b)	Exhibits:

	23	Consent of BDO USA, LLP to incorporation by reference of their report dated June 19, 2015, on the audit of the financial statements of the Hecla Mining Company Capital Accumulation Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

By:	/s/ Jim Sabala	Date:	June 19, 2015
James Sabala, Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Hecla Mining Company Capital Accumulation Plan

Coeur D’Alene, Idaho

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Spokane, Washington

June 19, 2015

Hecla Mining Company Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31,	2014	2013

Assets

Investments, at Fair Value
Money market fund	$4,336,285	$4,374,532
Mutual funds	57,329,252	51,961,941
Common stock of Hecla Mining Company, including money market funds of $25,693 and $17,088	4,985,021	3,706,006

Total Investments	66,650,558	60,042,479

Receivables
Employer contributions	772,427	152,430
Notes due from participants	1,928,326	1,715,331

Total Receivables	2,700,753	1,867,761

Net Assets Available for Benefits	$69,351,311	$61,910,240

See accompanying summary of significant accounting

policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2014	2013

Investment Income
Interest income – money market	$438	$885
Dividend income	1,723,681	1,107,071
Net appreciation in fair value of investments	1,895,370	5,127,900

Total Investment Income	3,619,489	6,235,856

Interest Income from Notes Due from Participants	77,895	77,070

Contributions
Participants	5,030,308	4,716,388
Employer matching	3,204,679	3,086,336
Rollovers	320,014	586,516
Other additions	3,487	3,567

Total Additions to Net Assets	12,255,872	14,705,733

Deductions
Distributions to participants	(4,814,801)	(3,235,423)

Net increase in net assets available for benefits	7,441,071	11,470,310

Net Assets Available for Benefits
Beginning of year	61,910,240	50,439,930

End of year	$69,351,311	$61,910,240

See accompanying summary of significant accounting

policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

1. Summary of Accounting Policies

Basis of Accounting

The Hecla Mining Company Capital Accumulation Plan (“Plan”) financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and money market funds are reported at quoted market value for the number of shares held by the Plan at year-end. The Hecla Mining Company common stock fund is valued through a combination of quoted market price of the stock, per the New York Stock Exchange, and the valuation of cash equivalents held in the Plan through the use of models or other valuation methodologies.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Due from Participants

Notes due from participants are valued at their unpaid principal balance plus accrued interest. The Plan considers all notes receivable from participants at the end of a calendar quarter, following a calendar quarter for which there is any outstanding payment due, as in default. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statements of changes in net assets available for benefit.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan invests in funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The fair value of the Plan’s investment in Hecla Mining Company common stock fund amounted to $4,985,021 and $3,706,006 as of December 31, 2014 and 2013, respectively. Such investments represented 7.2% and 6.0% of the Plan’s total net assets available for Plan benefits as of December 31, 2014 and 2013, respectively. For risks and uncertainties regarding Hecla Mining Company, participants should refer to the December 31, 2014, Form 10-K of Hecla Mining Company filed with the Securities and Exchange Commission.

The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

2. Description of Plan

The following descriptions and disclosures about the Plan provide only general information. Participants should refer to the most recent version of the summary Plan description and the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan, which originally became effective on January 1, 1986. The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) code section 401(a) for tax deferral status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

All salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”), and its subsidiaries, who are residents of the United States are immediately eligible to enroll in the plan upon employment. Non-resident aliens that have no earned income from the Company within the U.S., hourly employees at the Company’s Lucky Friday Mine who are included in the United Steelworkers of America Local 5114, and employees engaged through lease arrangements are not allowed to participate in the Plan.

Contributions

The Plan allows eligible employees to contribute from 1% to 50% of their compensation. Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution. Total pre-tax contributions may not exceed $17,500 for the years ended December 31, 2014 and 2013. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed $5,500 for the years ended December 31, 2014 and 2013. Contributions may be suspended at any time upon thirty days written notice by the participant, with reinstatement and changes in suspended contributions effective for the following payroll period. Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The Company makes matching contributions equal to 100% of deferred contributions, up to 6% of the participant’s compensation. Effective January 1, 2014, the Company restated the Plan to allow for payment of matching contributions to be made in shares of the Company’s common stock on a quarterly basis. Prior to this change, matching contributions were made in cash on a pay-period basis. Upon payment of matching contributions in common stock by the Company, the common stock is converted to shares of the Hecla Common Stock Fund in each eligible participant’s account having value equal to their matching contribution. The number of shares of the Company’s common stock paid for matching contributions and the conversion to shares of Hecla Common Stock Fund are each based on the closing prices on a day during the first week following the quarter end. The specific day used for each depends on the timing of processing. Upon receipt, participants may reallocate their investment in the Hecla Common Stock Fund into the other investment options offered by the Plan, subject to customary blackout restrictions as applicable. The Company made $3,204,679 of non-cash employer matching contributions during the year ended December 31, 2014. During the year ended December 31, 2013, the Company made $3,086,336 of cash employer matching contributions on a pay-period basis.

The Company may also make a discretionary profit sharing contribution for any plan year. For the years ended December 31, 2014 and 2013, the Company did not make any discretionary profit sharing contributions.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, earnings within the Plan and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account. Participants may direct the investment of their account balances into the investment options offered by the Plan. Currently the Plan offers twenty-two investment options for participants. Participants may elect to change the amounts invested in any one or all of the individual options at any time.

Vesting

Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Payment of Benefits

Distributions are made upon termination of employment, death, disability or retirement. When terminated, participants receive a notice of options with regards to their account approximately 30 days from the date of termination. Participants or their beneficiaries receive payment of benefits as follows: (a) balances of less than $1,000 in cases in which the participant or beneficiary did not take alternative action are distributed as a cash payment, (b) balances of between $1,000 and $5,000 in cases in which the participant or beneficiary did not take alternative action are automatically rolled over into an IRA, or (c) balances greater than $5,000 may be kept in the plan until a determined distribution date, rolled over, or distributed in installments, as opted by the participant or beneficiary. Withdrawals from the Plan may also be made upon circumstances of financial hardship or termination of the Plan, in accordance with provisions specified in the Plan. A participant’s contributions are suspended for six months after receipt of a withdrawal made upon circumstances of financial hardship.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

 Notes Due From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000, minus the highest outstanding loan balance or balances, if any, the participant had at any one time during the one-year period ending immediately before the date of the new loan, or (b) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator, which currently range from 4.25% to 9.00%. Principal and interest are repaid ratably through payroll deductions over periods ranging up to 5 years, unless the loan is for the purchase of the participant’s principal residence, in which case the Plan Administrator may permit a longer repayment term up to 15 years. Each participant may have up to, but no more than, two notes outstanding at any one time.

Administrative Expenses

Administrative expenses are paid from Plan assets.

3. Investments

All of the Plan’s assets are managed and held by Vanguard Fiduciary Trust Company, the Trustee, which operates under the direction of certain officers of the Company. Participants may invest in one or more of the various mutual funds, money market funds, and the Hecla Mining Company common stock fund sponsored by the Trustee.

The following investments represent 5% or more of the Plan’s net assets:

December 31,	2014	2013

Vanguard Prime Money Market	$4,336,285	$4,374,532
Mutual Funds
Vanguard Target Retirement 2025	$11,020,534	$9,817,085
Vanguard Target Retirement 2020	$5,968,857	$5,556,627
Vanguard Target Retirement 2035	$5,874,851	$4,948,273
Vanguard Target Retirement 2030	$5,793,134	$5,392,038
Vanguard Target Retirement 2015	$4,150,782	$4,396,909
Vanguard Target Retirement 2045	$3,475,261	$—
Common Stock
Hecla Mining Company Common Stock Fund	$4,985,021	$3,706,006

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The net appreciation in the fair value of mutual funds for 2014 and 2013 was $2,354,407 and $7,532,317, respectively. The net depreciation in the fair value of the common stock of Hecla Mining Company for 2014 was $459,037, while the net depreciation was $2,404,417 in 2013.

4. Plan Termination

Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan Administrator shall determine.

5. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan received a letter from the IRS dated March 31, 2008, informing it that the Plan is qualified and exempt under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, management of the Company and the Plan Administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2011.

7. Fair Value Measurement

The following is a description of the valuation methodologies used for Plan assets, as well as the general classification of such items pursuant to the fair value hierarchy:

Money Market Fund—The fair values of the Money Market Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Mutual Funds—The fair values of the Mutual Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Common Stock of Hecla Mining Company, including Money Market Funds—The fair value of the Hecla Common Stock Fund is determined through a combination of the quoted share price on an active market for the common stock of Hecla Mining Company and the valuation of cash equivalents held in the fund through the use of models or other valuation methodologies. The Hecla Common Stock Fund is included in Level 2 of the fair value hierarchy.

There have been no changes in the methodology used at December 31, 2014 and 2013.

The tables below set forth the Plan’s assets that were accounted for at fair value as of December 31, 2014 and 2013, and the fair value calculation input hierarchy level that applies to each asset category.

Description	Balance at December 31, 2014	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds
Blended Funds	$50,914,108	$50,914,108	$—
Bond Funds	1,406,341	1,406,341	—
Growth Funds	3,553,976	3,553,976	—
Value Funds	1,474,827	1,474,827	—

Total Mutual Funds	57,329,252	57,329,252	—

Money Market Funds	4,336,285	4,336,285	—

Common Stock-Hecla Mining Company	4,985,021	—	4,985,021

Total	$66,650,558	$61,665,537	$4,985,021

Description	Balance at December 31, 2013	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds
Blended Funds	$47,627,498	$47,627,498	$—
Bond Funds	1,225,262	1,225,262	—
Growth Funds	1,821,908	1,821,908	—
Value Funds	1,287,273	1,287,273	—

Total Mutual Funds	51,961,941	51,961,941	—

Money Market Funds	4,374,532	4,374,532	—

Common Stock-Hecla Mining Company	3,706,006	—	3,706,006

Total	$60,042,479	$56,336,473	$3,706,006

Supplemental Schedule

Hecla Mining Company Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)

		EIN: 77-0664171
		Plan Number: 004
		Form:5500
		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

	Artisan International Fund	Mutual fund consisting of 50,904 shares	**	$1,525,078

	American Funds Growth Fund of America	Mutual fund consisting of 47,413 shares	**	$2,008,898

	Third Avenue Small-Cap Value Fund	Mutual fund consisting of 22,006 shares	**	$505,480

*	Vanguard 500 Index Fund	Mutual fund consisting of 12,371 shares	**	$2,349,142

*	Vanguard Growth and Income Fund	Mutual fund consisting of 70,108 shares	**	$2,924,214

*	Vanguard Prime Money Market Fund	Cash equivalents at various interest rates averaging 0.01% in 2014	**	$4,336,285

*	Vanguard Strategic Equity Fund	Mutual fund consisting of 74,762 shares	**	$2,405,844

*	Vanguard Total Bond Market Index Fund	Mutual fund consisting of 129,378 shares	**	$1,406,341

*	Vanguard Target Retirement 2010 Fund	Mutual fund consisting of 6,174 shares	**	$162,500

*	Vanguard Target Retirement 2015 Fund	Mutual fund consisting of 271,470 shares	**	$4,150,782

*	Vanguard Target Retirement 2020 Fund	Mutual fund consisting of 209,728 shares	**	$5,968,857

*	Vanguard Target Retirement 2025 Fund	Mutual fund consisting of 666,699 shares	**	$11,020,534

*	Vanguard Target Retirement 2030 Fund	Mutual fund consisting of 199,488 shares	**	$5,793,134

*	Vanguard Target Retirement 2035 Fund	Mutual fund consisting of 329,308 shares	**	$5,874,851

*	Vanguard Target Retirement 2040 Fund	Mutual fund consisting of 71,445 shares	**	$2,126,214

*	Vanguard Target Retirement 2045 Fund	Mutual fund consisting of 186,341 shares	**	$3,475,261

Hecla Mining Company Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)

		EIN: 77-0664171
		Plan Number: 004
		Form:5500
		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

*	Vanguard Target Retirement 2050 Fund	Mutual fund consisting of 99,762 shares	**	$2,954,957

*	Vanguard Target Retirement 2055 Fund	Mutual fund consisting of 7,665 shares	**	$245,144

*	Vanguard Target Retirement 2060 Fund	Mutual fund consisting of 1,442 shares	**	$40,662

*	Vanguard Windsor II Fund	Mutual fund consisting of 25,981 shares	**	$969,347

*	Vanguard Target Retirement Income	Mutual fund consisting of 110,148 shares	**	$1,422,012

*	Hecla Mining Company Common Stock Fund	Common stock of the Company consisting of 1,786,746 shares, par value of $0.25	**	$4,985,021

*	Notes due from Participants	167 loans from participants with interest rates ranging from 4.25% to 9.00% maturing through April 2025	**	$1,928,326

*	Represents party-in-interest to the Plan
**	The cost of participant directed investments is not required to be disclosed.

See accompanying notes to financial statements.